JOINT FILERS’ NAMES AND ADDRESSES

(1)	SEG Partners L.P.
(2)	SEG Partners II, L.P.
(3)	George S. Loening

The business address for all of the above reporting persons is:

c/o Select Equity Group
380 Lafayette Street
New York, NY 10003